UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2020

ATLAS TECHNICAL CONSULTANTS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38745	83-0808563
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13215 Bee Cave Parkway, Building B, Suite 230

Austin, Texas 78738

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (512) 851-1501

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, $0.0001 par value per share	ATCX	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Class A common stock	ATCXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On November 17, 2020, Atlas Technical Consultants, Inc. (the “Company”) and Continental Stock Transfer & Trust Company (the “Warrant Agent”), entered into Amendment No. 1 (the “Warrant Amendment”) to the Warrant Agreement, dated as of November 15, 2018 (the “Warrant Agreement”), by and between the Company and the Warrant Agent.

The Warrant Amendment amends the Warrant Agreement to provide the Company with the right to require the holders of the Company’s public warrants (collectively, the “warrants”) to exchange their warrants for shares of Class A common stock, par value $0.0001 per share, of the Company (“Class A common shares”) at an exchange ratio of 0.1665 Class A common shares for each warrant. The Company has the right to require the exchange of not less than all of the warrants at any time while such warrants are exercisable and prior to their expiration, at the office of the Exchange Agent, upon notice to the registered holders of the outstanding warrants at least fifteen days prior to the date of exchange fixed by the Company.

The foregoing description of the Warrant Amendment is qualified in its entirety by reference to the Warrant Amendment, which is filed as Exhibit 10.1 to this current report on Form 8-K and is incorporated by reference herein.

Item 3.03 Material Modifications to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the disclosure set forth in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.03.

Item 5.07 Submission of Matters to a Vote of Security Holders.

As previously disclosed in the definitive consent solicitation materials filed by the Company with the U.S. Securities and Exchange Commission on October 19, 2020 and amended on November 12, 2020, in connection with the Company’s offer to each holder of the warrants to receive 0.185 shares of Class A common stock in exchange for each outstanding warrant tendered by the holder and exchanged pursuant to the offer (the “Offer”), the Company solicited consents from holders of the outstanding warrants to approve the Warrant Amendment (the “Consent Solicitation”).

The Offer and Consent Solicitation expired at midnight (end of day), Eastern Standard Time on November 16, 2020. A total of 19,759,386 public warrants and 3,750,000 private placement warrants, or approximately 98.80% of the 20,000,000 outstanding public warrants and 100% of the 3,750,000 outstanding private placement warrants, were properly tendered and not withdrawn in the Offer, and were therefore deemed to have consented to the Warrant Amendment. Because consents were received from holders of a majority of the Company’s outstanding warrants, the Warrant Amendment was approved.

Item 8.01 Other information.

On November 17, 2020, the Company issued a press release announcing the results of the Offer and the Consent Solicitation.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Amendment No. 1 to Warrant Agreement, dated as of November 17, 2020, by and among the Company and Continental Stock Transfer & Trust Company.
99.1	Press Release issued by the Company dated November 17, 2020 announcing results of the Offer and Consent Solicitation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ATLAS TECHNICAL CONSULTANTS, INC.

	By:	/s/ L. Joe Boyer
Dated: November 17, 2020		Name:	L. Joe Boyer
		Title:	Chief Executive Officer

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